UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

2024 Annual Meeting of Shareholders

Attached hereto as Exhibit 99.1 is a copy of the Chairman’s Letter, Notice of Annual Meeting and Form of Proxy for the 2024 Annual Meeting of Shareholders of Despegar.com, Corp. scheduled to be held on December 12, 2024, which was first distributed to shareholders on or about November 22, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2024

DESPEGAR.COM, CORP.

By:	/s/ Monica Alexandra Soares da Silva
Name: Monica Alexandra Soares da Silva
Title: General Counsel

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Chairman’s Letter, Notice of Annual Meeting and Form of Proxy of Despegar.Com, Corp. for the 2024 Annual Meeting of Shareholders